SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 0)(1)


                       CASPIAN ENERGY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  147665 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 14, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147665 10 3                  13G                     Page 2 of 4 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


Fosoun Nadir Nevzat
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


U.K.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           800,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         800,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


800,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


7.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 147665 10 3                    13G                   Page 3 of 4 Pages


Item 1.
         (a)      Name of Issuer:
                  Caspian Energy International, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  5430 LBJ Freeway, Suite 1600
                  Dallas, TX 75240 Item 2.

         (a)      Name of Person Filing: Fosoun Nadir Nevzat

         (b)      Business Address:  Bacheliever Mahallesi Talimh Bldg. 3
                                     Cengelkoy 81220, Istanbul, Turkey

         (c)      Citizenship: U.K.

         (d) Title of Class of Securities: Caspian Energy International, Inc. Common Stock

         (e)      CUSIP Number 147665 10 3

Item 3.  Not applicable

Item 4.  Ownership

(a) Amount benerficially owned: 800,000 shares

(b) Percent of class:     7.3%

(c) Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote 800,000 shares.

         (ii)     Shared power to vote or to direct the vote   0 .
                                                              ---

         (iii) Sole power to dispose or to direct the disposition of 800,000 shares.

         (iv)     Shared power to dispose or to direct the disposition of 0 .
                                                                         ---

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable

CUSIP No. 147665 10 3                  13G                     Page 4 of 4 Pages


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10.  Certification

         (a)      Not applicable

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



March 20, 2002
--------------
Date



                                                       /s/ Fosoun Nadir Nevzat
                                                      ------------------------
                                                      Fosoun Nadir Nevzat


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).